Mail Stop 3561

December 29, 2009

VIA U.S. MAIL

Tilman J. Fertitta
Chairman, Chief Executive Officer, and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

Re: **Landry's Restaurants, Inc.**
            Schedule 13E-3 by Landry's Restaurants, Inc., Fertitta Group, Inc.,
            Fertitta Merger Co., and Tilman J. Fertitta
            File No. 005-42475
            Filed December 1, 2009

            Preliminary Proxy Statement on Schedule 14A
            Filed December 1, 2009
            File No. 001-15531

Dear Mr. Fertitta:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note the disclosure under Items 2, 8(d), and 9(c) of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Introduction, page 1

2. Please remove the disclosure you include under this header disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Exhibit 99(c)(2)

3. The language under "Disclaimer" stating that "[n]o other person should rely on [the presentation] . . ." is an improper disclaimer. Please advise us how the filing persons intend to address this objectionable disclaimer and limitation on reliance. See the following link to the SEC's website for guidance on how to amend the filing in view of the cited statement:
    http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Schedule 14A

Summary Term Sheet, page 1

4. Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of whether each filing person has determined that the transaction is fair to the unaffiliated shareholders of the issuer and a more detailed description of the accounting treatment of the transaction. Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Cautionary Statements Regarding Forward-Looking Information, page 17

5. Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factor section at the beginning of the proxy statement immediately following the summary term sheet.

Background of the Merger, page 19

6. Please revise to describe the reasons for undertaking the Merger at this particular time in the issuer's operating and trading history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

7. Substantially revise the third paragraph on page 22 to eliminate any language which might suggest that the SEC was in any way responsible for the failure of your earlier attempt to go private. Please note that the SEC never "approves" filings; the staff does review and issue comments. Since proxy statements are never declared effective, registrants can mail them whenever they feel comfortable that the disclosure is adequate. Our comments substantially pointed out that your disclosure appeared to suggest that you believed it was appropriate by private contract to nullify the disclosure requirements of Items 1007(b) and 1015(b) of Regulation M-A. If you continue to believe that either you (or all registrants) have or should have the ability to use private contract as a way to avoid disclosure requirements embedded in SEC rules, please revise your filing to explain why. Otherwise, remove this language.

8. Refer to the last paragraph of this section. Please revise to clarify why you did not wait for the two offers to complete their due diligence before the expense of preparing and filing the Schedule 13e-3.

9. We note that Mr. Fertitta indicated that he did not have any interest in engaging in discussions with either of the third parties who submitted preliminary indications of interest. Please revise to disclose his reasons for rejecting these alternative transactions. Refer to Item 1013(b) of Regulation M-A.

Recommendation of the Special Committee and Board of Directors; page 29

10. Please revise the second bullet point under the list of unfavorable factors to explain in greater detail why you consider the existence of other strategic alternatives a negative factor.

11. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value, historical market prices during the past two years, current market prices during the most recent quarter, previous open market repurchases, and Mr. Fertitta's prior offers of $21.00 and $23.50. See Q&A No. 20 in Exchange Act Release No. 17719.

12. Please address how the filing persons determined that the transaction was fair to unaffiliated shareholders when Moelis opined on the fairness to stockholders "other than Mr. Fertitta, Parent, Merger Sub and their respective affiliates" which would include the issuer's officers and directors.

13. Please address how the filing persons determined that the transaction was fair to unaffiliated shareholders when the go-shop period had not yet concluded and when two other indications of interest contemplated a higher price.

Opinion of Moelis & Company, page 37

14. Please provide us with a copy of the engagement letter with Moelis.

15. Tell us whether any companies that fit the criteria were excluded from the comparable public trading multiples analysis and, if so, why. Apply this comment to the precedent transaction analysis as well.

16. Please revise to explain why Moelis has provided valuation analyses based on the assumptions that (i) the gaming business debt is treated as consolidated debt and (ii) the gaming business debt is non-recourse.

17. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and 2010 and LTM EBITDA. Please include comparable information for Landry's, including any projections or forecasts, if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or ranges were used in each analysis.

Comparable Public Trading Multiples Analysis, page 39

18. Please tell us or revise the disclosure to explain why a range of ($70) million to $275 million is not so broad as to say nothing about the fairness of a price.

19. Please refer to the second sentence of the last paragraph on page 41. Please revise to state the material judgments and assumptions Moelis made. Doing so will help investors gauge how useful the opinion is.

Precedent Transaction Analysis, page 42

20. We note that all of the selected restaurant precedent transactions you reviewed were announced in August 2007 or earlier, and that the "most comparable transactions" were announced in August 2006 or earlier. Revise to explain why you did not review

more recent transactions. Further, discuss why you believe these transactions are useful for comparison in light of the substantial time that has passed since they were completed and the intervening credit crisis and recession.

21. Also, explain why the four starred transactions are the "most comparable" to this transaction and what makes the other 17 transactions less comparable than these four.

22. Please revise to explain why transactions with significant real estate holdings were excluded from the list of precedent transactions.

23. Please revise to explain why last twelve months EBITDA is most relevant to restaurant industry transactions and forward EBITDA is most relevant for gaming transactions.

Effects of the Merger, page 48

24. Please clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, please quantify these benefits and describe how this impacted the decision to structure the transaction in this manner.

Interests of Tilman J. Fertitta, page 50

25. Please reconcile the disclosure here that Mr. Fertitta could receive $40.0 million upon a change of control with disclosure elsewhere that he could receive $45 million upon a change of control.

Litigation Related to the Merger, page 64

26. Please provide us with copies of the complaints dealing with the current transaction.

Solicitation of Proxies and Expenses, page 69

27. We note your disclosure that your directors, officers, and employees may also solicit proxies. Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation.   Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant.

28. We note that proxies may be solicited in person, by telephone, or by other electronic means including facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

* * * * *

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact J. Nolan McWilliams at (202)551-3217, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3411, or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via facsimile (713) 236-5652
        Arthur S. Berner, Esq.
        Haynes and Boone, LLP